UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 24, 2008

Commission File Number 001-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

Index to Exhibits

Exhibit	Description
99.1	Press Release, dated April 24, 2008, relating to Chunghwa Telecom Co., Ltd.’s announcement for the change of accounting policy from US GAAP to ROC GAAP

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2008

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President & CFO

3

Exhibit 99.1

Taipei, Taiwan, ROC April [•], 2008 – Beginning in 2008, Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (the “Company”) will change the generally accepted accounting principles in which we report our financial results from generally accepted accounting principles in the United States (“US GAAP”) to generally accepted accounting principles in the Republic of China (“ROC GAAP”) and provide reconciliations between ROC GAAP and US GAAP of net income and stockholders’ equity to holders of American Depositary Shares (the “ADSs”) listed on the New York Stock Exchange (“NYSE”). Prior to privatization, the Company prepared its local statutory financial statements in accordance with relevant government regulations and ROC GAAP. After privatization, the Company prepares its local statutory financial statements in accordance with ROC GAAP. The Company has disclosed its intention to change its reporting principles from US GAAP to ROC GAAP, with reconciliations to US GAAP, beginning in 2008, in its annual report on Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 23, 2007 (File No.001-31731).

ROC GAAP differs in many respects from US GAAP. Financial results under US GAAP differ significantly from ROC GAAP. Set forth below are the Company’s condensed income statements, balance sheets and cash flows prepared in accordance with US GAAP and ROC GAAP as of and for the years ended December 31, 2007, and December 31, 2006, respectively.

Balance Sheet as of December 31, 2007

(Amounts in Millions)	U.S. GAAP NT$	R.O.C. GAAP NT$
ASSETS

CURRENT ASSETS	$120,947	$119,778
LONG-TERM INVESTMENTS	4,623	5,639
PROPERTY, PLANT AND EQUIPMENT, NET	265,183	330,797
INTANGIBLE ASSETS	8,944	8,944
OTHER ASSETS	6,537	4,468

TOTAL ASSETS	$406,234	$469,626

LIABILITIES and STOCKHOLDER’S EQUITIES

CURRENT LIABILITIES	$74,482	$59,143
LONG-TERM LIABILITIES	11,214	1,505
OTHER LIABILITIES	0	11,136
MINORITY INTEREST	2,655	2,774
STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value	96,678	96,678
Capital surplus	154,678	200,606
Retained earnings	73,567	99,033
Other comprehensive income	67	—
Treasury Stock	(7,107)	(7,107)
Other adjustments	0	5,858

TOTAL LIABILITIES and EQUITIES	$406,234	$469,626

Income Statement for Year ended December 31, 2007

(Amounts in Millions, Except for Shares and Per Share and Per ADS Data)	U.S. GAAP NT$	R.O.C. GAAP NT$
REVENUES	$200,911	$197,391
OPERATING COSTS AND EXPENSES	138,097	135,766
INCOME FROM OPERATIONS	62,814	61,625
OTHER INCOME (EXPENSE)	1,519	176
INCOME BEFORE INCOME TAX AND MINORITY INTEREST	64,333	61,801
INCOME TAX EXPENSE	14,543	13,059
INCOME BEFORE MINORITY INTEREST	49,790	48,742
MINORITY INTEREST	339	493
NET INCOME	$49,451	$48,249
BASIC EARNINGS PER SHARE	$5.13	$4.56
DILUTED EARNINGS PER SHARE	$5.13	$4.56

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in 1,000 shares) (Note 1)	9,637,206	10,577,805
NET INCOME PER PRO FORMA EQUIVALENT ADS
Basic	$51.31	$45.61
Diluted	$51.30	$45.61

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING (in 1,000 shares) (Note 1)	963,721	1,057,780

Balance Sheet as of December 31, 2006

(Amounts in Millions)	U.S. GAAP NT$	R.O.C. GAAP NT$
ASSETS

CURRENT ASSETS	$100,902	$99,540
LONG-TERM INVESTMENTS	3,546	5,696
PROPERTY, PLANT AND EQUIPMENT, NET	277,426	343,503
INTANGIBLE ASSETS	9,266	9,266
OTHER ASSETS	7,641	3,391
TOTAL ASSETS	$398,781	$461,396

LIABILITIES and STOCKHOLDER’S EQUITIES

CURRENT LIABILITIES	$67,113	$51,753
LONG-TERM LIABILITIES	11,523	956
OTHER LIABILITIES	0	8,573
MINORITY INTEREST	98	98
STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value	96,678	96,678
Capital surplus	164,330	210,274
Retained earnings	58,727	86,702
Other comprehensive income	312	—
Other adjustments	0	6,362
TOTAL LIABILITIES and EQUITIES	$398,781	$461,396

Income Statement for Year ended December 31, 2006

(Amounts in Millions, Except for Shares and Per Share and Per ADS Data)	U.S. GAAP NT$	R.O.C. GAAP NT$
REVENUES	$186,342	$184,528
OPERATING COSTS AND EXPENSES	130,045	127,345
INCOME FROM OPERATIONS	56,297	57,183
OTHER INCOME (EXPENSE)	1,043	447
INCOME BEFORE INCOME TAX AND MINORITY INTEREST	57,340	57,630
INCOME TAX EXPENSE	15,281	12,752
INCOME BEFORE MINORITY INTEREST	42,059	44,878
MINORITY INTEREST	(13)	(13)
NET INCOME	$42,072	$44,891
BASIC EARNINGS PER SHARE	$4.34	$4.21
DILUTED EARNINGS PER SHARE	—	—

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in 1,000 shares) (Note 1)	9,686,929	10,670,921
NET INCOME PER PRO FORMA EQUIVALENT ADS
Basic	$43.43	$42.10
Diluted	—	—

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING (in 1,000 shares) (Note 1)	968,693	1,067,092-

Note 1: Per share data has been retroactively adjusted for capital reduction in 2007 and declaration of the stock dividends under US GAAP. Such data has only been retroactively adjusted for the declaration of stock dividends under ROC GAAP.

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95. Summarized cash flow data from operating, investing and financing activities under ROC GAAP and US GAAP are as follows:

Statements of Cash Flows under ROC GAAP

	Year Ended December 31,
	2006	2007
	NT$	NT$
Net cash flows (outflows) from:
Operating activities	$100,740	$88,962
Investing activities	(18,806)	(38,641)
Financing activities	(52,882)	(44,294)
Effects of exchange rate change on cash and cash equivalents	—	(1)
Effect of change on consolidated subsidiaries	(270)	(466)

Net increase in cash and cash equivalents	28,782	5,560
Cash and cash equivalents, beginning of year	41,891	70,673

Cash and cash equivalents, end of year	$70,673	$76,233

Statements of Cash Flows under US GAAP

	Year Ended December 31,
	2006	2007
	NT$	NT$
Net cash flows (outflows) from:
Operating activities	$100,151	$87,248
Investing activities	(19,126)	(39,405)
Financing activities	(52,243)	(42,840)
Effects of exchange rate change on cash and cash equivalents	—	(1)
Cash balance of SENAO and its subsidiaries upon its consolidation	—	801

Cash balance of SENAO Networks and its subsidiaries upon its deconsolidation	—	(243)

Net increase in cash and cash equivalents	28,782	5,560
Cash and cash equivalents, beginning of year	41,891	70,673

Cash and cash equivalents, end of year	$70,673	$76,233

Set forth below are the principal differences between ROC GAAP and US GAAP as they relate to net income and shareholders’ equity of the Company.

a. Property, Plant and Equipment

Under ROC GAAP, property, plant and equipment, excluding land, may be revalued when the price fluctuation is greater than 25% and upon approval from the tax authority. Similarly, land may be revalued if there is any appreciation of land based on the present value of land announced by the government. This revaluation component is recorded as a special reserve in equity at the time of revaluation and is subsequently depreciated. Upon sale or disposal of property, plant and equipment, the cost and any related revaluation increment less accumulated depreciation calculated after the revaluation are removed from the accounts, and any gain or loss is credited or charged to income. This revaluation adjustment also created differences in the opening balances of additional paid-in capital upon incorporation of the Company on July 1, 1996.

Under US GAAP, no revaluation of property, plant and equipment is permitted.

b. 10% Tax on Unappropriated Earnings

In ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.

Under U.S GAAP, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

c. Employee Bonuses and Remuneration to Directors and Supervisors

According to ROC regulations and the Company’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees and remuneration to directors and supervisors. Such bonuses and remuneration give rise to the following GAAP differences due to the nature, measurement and timing of recording the transaction.

Under ROC GAAP:

(1)	Nature – employee bonuses and remuneration of directors and supervisors are treated as appropriations of retained earnings.

(2)	Measurement and recognition – If such bonuses and remuneration are in the form of shares, the amount charged against retained earnings is measured at par value of the shares issued. Employee bonuses and remuneration of directors and supervisors are recorded after such bonuses are formally approved by the shareholders in the following year.

Under US GAAP:

(1)	Nature – employee bonuses and remuneration of directors and supervisors are treated as compensation expenses.

(2)

Measurement and recognition – such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. However, the Company’s stockholders ultimately decide the amounts (i.e., above or below the respective floor rates and ceiling rates) and type of bonus (i.e., either cash or in stock) at the stockholders’ meeting held in the following year. Any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If such bonuses and remuneration are in the form of shares, compensation expenses are recognized at the fair value of the Company’s stock price on the relevant grant date determined in accordance with FAS 123R which is not until after stockholders’ approval in the following year.

d. Deferred Income form Prepaid Phone Cards

Prior to incorporation and privatization, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from selling prepaid phone cards was recognized at the time of sale by the Company. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of additional paid-in capital was from unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under US GAAP, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The GAAP adjustments related to prepaid cards subsequent to privatization are: (1) adjustments for prepaid cards transaction before incorporation from additional paid-in capital and (2) adjustments for such transactions occurred between incorporation and privatization from retained earnings which still have remaining expected customer service periods.

e. One-time Connection Fees Income

Similar to prepaid phone cards, according to the laws and regulations applicable to state-owned enterprises in Taiwan, the Company recorded revenue from providing fixed line connection service at the time the service was performed. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of additional paid-in capital was from unearned revenues from connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under US GAAP, following SEC Staff Accounting Bulletin No. 104, the above service revenue should be treated as deferred income at the time of service rendered and the recognition of revenue should occur over time as the service is continuously performed.

The GAAP adjustments related to one-time connection fees income subsequent to privatization are: (1) adjustments for one time connection fees before incorporation from additional paid-in capital, and (2) adjustments for such transactions occurred between incorporation and privatization from retained earnings which still have remaining expected customer service periods.

f. Share-based compensation

The Company’s major stockholder, the Ministry of Transportation and Communication (the “MOTC”) made an offer to the Company’s employees to purchase shares of common stock of the Company at a discount from the quoted market price in 2006.

Under ROC GAAP, such an offer was regarded as a transaction between stockholders and no entry was recorded on the Company’s books and records.

Under US GAAP, the offer was deemed as compensation expense to employees and measured as the difference between the fair value of common stock offered and the amount of the discounted price at the grant date in 2006.

One of the Company’s subsidiaries, SENAO, granted options to employees.

Under ROC GAAP, employee stock option plans were accounted for using the intrinsic value method and no stock-based compensation expense was recognized for the employee stock option granted by its subsidiary under ROC GAAP for the year ended December 31, 2007.

Under US GAAP, the Company recognized compensation expense for such employee stock option granted by it subsidiary using fair value method in accordance with SFAS 123R.

g. Defined Pension Benefits

Pension accounting under ROC GAAP is similar in many respects to US GAAP. However, under ROC GAAP, companies are not required to recognize the overfunded or underfunded positions of their defined benefit pension plans as an asset or liability on the balance sheet.

Under US GAAP, employers are required to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. US GAAP defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized item such as unrealized actuarial loss is recognized in other comprehensive income and are subsequently recognized through net periodic benefit cost.

h. Pension plan upon privatization

In order to increase operational efficiency, the Company approved several special retirement incentive programs during the process of privatization.

Under ROC GAAP, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost as the adjustment for the pension cost of that year.

Under US GAAP, the MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity based on the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS No. 88 Q&A 40.

i. Income tax

This line item includes the tax effects of the pre-tax ROC GAAP to US GAAP adjustments describe above.

The following is a reconciliation of net income and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to net income and stockholders’ equity determined under US GAAP, giving effect to the differences listed above.

Net Income Reconciliation

(Amounts in Millions, Except for Shares and Per Share and Per ADS Data)
	Year Ended December 31
	2006	2007
	NT$	NT$
Net income
Net income attributable to Shareholders of the parent based on ROC GAAP	$44,891	$48,249
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	221	60
2. Adjustments for depreciation expenses	381	402
b. 10% Tax on Unappropriated Earnings	(2,962)	(372)
c. Employee bonuses and remuneration to directors and supervisors	(2,138)	(1,369)
d. Revenues recognized from deferred income of prepaid phone cards	329	671
e. Revenues recognized from deferred one-time connection Fees	1,486	2,914
f. Share-based compensation	(503)	(14)
g. Benefit pension plan	(16)	(11)
i. Income tax effect of US GAAP adjustments	433	(1,102)
Others	(50)	(95)
Minority interest effect of US GAAP adjustments	0	118

Net Adjustment:	(2,819)	1,202

Net income attributable to Shareholders of the parent based on US GAAP	$42,072	$49,451

Basic earnings per common share	$4.34	$5.13

Diluted earnings per common share	—	$5.13

Weighted-average number of common shares outstanding (in 1,000 shares)	9,686,929	9,637,206

Net income per pro forma equivalent ADSs
Basic	$43.43	$51.31

Diluted	—	$51.30

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)	968,693	963,721

Stockholders’ Equity Reconciliation

(Amounts in Millions )
	Year Ended December 31
	2006	2007
	NT$	NT$
Stockholders’ equity
Equity attributable to stockholders of the parent based on ROC GAAP	$400,016	$395,068
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses ,and disposal gains and losses	3,183	3,645
3. Adjustments of revaluation of land	(5,825)	(5,823)
b. 10% Tax on unappropriated earnings	(3,941)	(4,313)
c. Employee bonuses and remuneration to directors and supervisors	(988)	(964)
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	456	1,127
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	8,325	11,239
f. Share-based compensation
1. Adjustment on capital surplus	15,661	15,675
2. Adjustment on retained earnings	(15,661)	(15,675)
g. 1. Accrual for accumulative other comprehensive income under US SFAS No. 158	(226)	—
2. Accrual for pension cost	(16)	2
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)
i. Income tax effect of US GAAP adjustments	8,064	6,961
Others	335	231
Minority interest effect of US GAAP adjustments	0	46

Net Adjustment:	(79,969)	(77,185)

Equity attributable to shareholders of the parent based on US GAAP	$320,047	$317,883

Under ROC GAAP, comprehensive income is not a defined term or required to be separately presented.

Under US GAAP, the Company’s Statements of Comprehensive Income for the years ended December 31, 2006 and 2007 are as follows:

	Year Ended December 31,
	2006	2007
	NT$	NT$
COMPREHENSIVE INCOME
Net income	$42,072	$49,451
Cumulative translation adjustments	—	1
Unrealized gain on available-for-sale securities held by investees	—	2
Unrealized gain (loss) on available-for-sale securities	541	(505)
Defined benefit pension plan adjustment	—	257

Comprehensive income	$42,613	$49,206

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen

Phone:	+886 2 2344 5488

Fax:	+886 2 3393 8188

Email:	ffshen@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD.

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China